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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

              For the Month Ended                         Commission file number
              November 30, 2003                           0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                         Form 40-F
                         -----                                 -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                    No   X
                      -----                                 -----


         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .


                           Total number of pages is 4


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               Sand Technology Inc. (the "Company") incorporates this Form 6-K
               Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).


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                                     MEDIA:               INVESTOR RELATIONS:
                                     Robert Thompson,
                                     Sand Technology      de Jong & Associates,
                                     pr@sand.com          sndt@dejong.org
                                     -----------
                                     +(1) 401/862-3538    +(1) 760/943-9065

 PRESS RELEASE

                      SAND TO ADOPT SHAREHOLDER RIGHTS PLAN


MONTREAL, NOVEMBER 12TH, 2003: SAND(TM) Technology Inc. (NASDAQ: SNDT) announced today that it has adopted a shareholder rights plan.

"The Board of Directors believes that the company's shares are significantly undervalued in the marketplace. By implementing the Rights Plan at this time, the Board has taken proactive steps to ensure that the shareholders of SAND have a reasonable amount of time to consider any offers for the shares of the Company," said Arthur Ritchie, Chairman, President and Chief Executive Officer of SAND.

The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any take-over offer for SAND, and will provide the Board of Directors and shareholders with more time to fully consider any unsolicited take-over bid. It will also give the Board of Directors more time to pursue, if appropriate, other alternatives to maximize shareholder value.

The Rights Plan takes effect immediately; however, shareholders will be asked to approve the Rights Plan at the annual and special meeting of shareholders of SAND to be held on December 16, 2003. If approved, the initial term of the Rights Plan will expire at the close of the annual meeting of the shareholders of the Corporation in 2005.

SAND is not adopting the Rights Plan in response to any specific proposal to acquire control of Sand. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders. Additional details will be set out in the Form 6-K of SAND that will be filed in connection with its Management Information Circular to be mailed to shareholders in connection with its annual and special meeting of shareholders.


ABOUT SAND TECHNOLOGY(TM)

SAND Technology empowers organizations worldwide with a better understanding of their business through a better understanding of their business data. SAND Analytic Server-based solutions include CRM analytics, web analytics, and other specialized "Business Intelligence" applications for government and security, healthcare, customer relationship (CRM) analytics, supply chain management, inventory and production optimization, financial analysis, and strategic planning.

SAND has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT.

For more information, visit www.sand.com
                            ------------
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All Rights Reserved. SAND Technology, Nucleus, Nucleus Server, N: VECTOR,
Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus, SAND Online and MPSO are registered trademarks of SAND Technology Inc. and Nucleus Virtual Database (VDB), NUCLEUS POWERED!, Nucleus E!, Nucleus Adviser, SAND Analytic Server, SAND Analytic Warehouse, and Analytics @ the Speed of Business are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and are intended to be subject to the safe harbour protection provided by this Act. Such forward-looking statements are based on reasonable assumptions and current expectations, but involve known and unknown risks and uncertainties. Some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Competitive pressures, availability and cost competitiveness of competing products, timing of significant orders, management of potential growth, risks of new business areas, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of the SAND Nucleus Product Suite are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect SAND's financial results is included in SAND's current Annual Report and in SAND's reports to the Securities and Exchange Commission.

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                              SAND TECHNOLOGY INC.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                SAND TECHNOLOGY INC.



November 12, 2003                               /s/ Arthur Ritchie
                                                --------------------------------
                                                Arthur Ritchie
                                                Chairman of the Board, President
                                                and Chief Executive Officer





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